Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                 April 29, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1450
                US Low Volatility Strategy Portfolio, Series 15
                       File Nos. 333-210352 and 811-03763
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Dear Mr. Bartz:

       This letter is in response to your comments regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1450, filed on March 23, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the US Low Volatility Strategy Portfolio, Series 15 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

       1. The Trust states that it will invest at least 80% of the value of its assets in common stocks of U.S. companies. Because the S&P 500 includes foreign securities, please include a step that will ensure that the Trust will invest at least 80% of the value of its assets in common stocks of U.S. companies.

       Response: The disclosure will be revised as stated in the response to comment 2.

       2. In step 4, please provide the source for the standard deviation of daily returns for the previous trailing year. In addition, please disclose how many securities will be selected in this step.

       Response: Step 4 will be replaced with the following:

            4. Selection: Select from the sub-universe the 30 securities with the lowest volatility, as measured by standard deviation of daily returns as sourced from FactSet for the previous trailing year, and equally weight these securities as of Security Selection Date. Selected securities must adhere to following portfolio limits:

            o Maximum 25% weight in any sector (as defined by Global Industry Classification Standard).

            o Maximum 10% weight in any industry (as defined by Global Industry Classification Standard).

            o Maximum 20% weight in non-US countries (as defined by Russell index methodology for country categorization).

            Once any of the investment limitations has been reached, additional securities of that kind will not be included in the trust and the next lowest volatility security will be used.

       We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren